February 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigette Lippmann

Re:    CITIC Capital Acquisition Corp.

Registration Statement on Form S-1

Filed January 22, 2020, as amended

File No. 333-236006

Dear Ms. Lippmann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of CITIC Capital Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated January 29, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC, as Representative of the Several Underwriters

By:	/s/ Niron Stabinsky
Name:	Niron Stabinsky
Title:	Managing Director

[Signature Page to Underwriters Acceleration Request Letter]